UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES ACT OF 1933
Release No. 9695 / December 22, 2014

Admin. Proc. File No. 3-16173

In the Matter of
the Registration Statement of

Esir1, Inc.
433 North Camden Drive
6th Floor
Beverly Hills, CA 90210

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Esir1, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final decision of the Commission with respect to Esir1, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 8(d) of the Securities Act of 1933, the effectiveness of the registration statement filed by Esir1, Inc., be, and hereby is, suspended.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Esir1, Inc.,* Initial Decision Rel. No. 702 (Oct. 24, 2014), 110 SEC Docket 01, 2014 WL 5408504.

INITIAL DECISION RELEASE NO. 702
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16173

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Registration Statement of Esir1, Inc. 433 North Camden Drive 6th Floor Beverly Hills, CA 90210	INITIAL DECISION ON DEFAULT October 24, 2014

APPEARANCES: Melissia A. Buckhalter-Honore for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

Background

On September 25, 2014, the Securities and Exchange Commission (Commission) in an Order Fixing Time and Place of Public Hearing (Hearing Order) and Instituting Proceedings Pursuant to Section 8(d) of the Securities Act of 1933 (Securities Act) ordered a hearing on October 9, 2014. Esir1, Inc. (Esir1), was required to answer the allegations within ten days of service of the Hearing Order. Hearing Order at 2; 17 C.F.R. § 201.220(b). The Division of Enforcement (Division) filed a Notice of Personal Service (Notice of Service) on October 1, 2014, showing that a licensed process server delivered the Hearing Order to Esir1's registered agent on September 26, 2014. Notice of Service, Exhibit 1.

On October 1, 2014, I issued an Order stating the hearing would be conducted by video, and postponed the start time from 9:30 a.m. EDT to 12:30 p.m. EDT, since the parties are located in California. On October 8, 2014, the Division filed a Motion for Issuance of Stop Order Upon Default (Motion) with the Declaration of Kendra S. Decker (Decker Decl.) and Ex. A, Esir1's Amendment No. 2 to Form S-1. The Motion also includes the Declaration of Melissia A. Buckhalter-Honore (Buckhalter-Honore Decl.) with Ex. 1, Notice of Service; Ex. 2, October 1, 2014, email from Melissia A. Buckhalter-Honore (Buckhalter-Honore) to Martinez Rise Walden (Walden) at Esir1 sending the Hearing Order and a letter announcing that the Division's files were available for inspection by Esir1; Ex. 3, email from Walden at Esir1 on October 1, 2014, to

Buckhalter-Honore acknowledging receipt of materials from the Division; and Ex. 4, a certified copy of Esir1's Amendment No. 2 to Form S-1.[1]

Esir1 has not filed an Answer to the Hearing Order, did not participate in the hearing on October 9, 2014, and has not filed an opposition to the Division's Motion.

Issue

According to the Division, Esir1's second amendment filed on October 4, 2013, to the Form S-1 it filed on July 31, 2013, includes an audit report, which falsely represents it was issued and signed by Grant Thornton LLP (Grant Thornton). Hearing Order at 2; Motion at 2, 5. The purpose of the proceeding is to determine whether the allegations of the Division are true, to afford Respondent an opportunity to establish any defenses to the allegations, and to determine whether a stop order should be issued suspending the effectiveness of the Registration Statement. Hearing Order at 2.

Findings

I admit into evidence the declarations and exhibits that accompany the Division's Motion and I take official notice of Esir1's filings with the Commission, which are publicly available on EDGAR. 17 C.F.R. § 201.323. I applied preponderance of the evidence as the standard of proof. *See Steadman v. SEC*, 450 U.S. 91, 101-04 (1981).

I find Esir1 in default because it did not file an Answer, appear at the hearing, respond to a dispositive motion, or otherwise defend the proceeding. *See* 17 C.F.R. §§ 201.155(a), .220(f), .310. Accordingly, I find the allegations in the OIP to be true. 17 C.F.R. § 201.155(a).

According to its initial Form S-1, the general form for registration of securities under the Securities Act, filed July 31, 2013, Walden has been President and Director of Esir1 since its inception in January 2009. Esir1 S-1 at 15. In that filing, Esir1 describes itself as a

> U.S. domiciled corporation, having a registered office[] in Beverly Hills, CA; as well as offices in London, UK and Berlin, Germany . . . .

> Esir1, Inc. is a commercially producing oil and gas company, holding production, as well as mineral rights in the form of leaseholds in the United States, specifically in the states of Ohio, Nevada and Wyoming . . . . We have hand-picked a team of highly-reputed and experienced Oil & Gas veterans who have been instrumental in assisting in targeting valuable production and leaseholds in the most highly concentrated producing oil trend areas.

Id. at 12. The original filing included the report of an independent registered public accounting firm, AdviseLLP, which audited Esir1's balance sheets for 2011 and 2012, dated June 6, 2013. *Id.* at 18.

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[1] Walden informed the Division on October 1, 2014, that the registered agent had not yet provided her with the Hearing Order. The Division emailed Walden the Hearing Order and Walden acknowledged receipt on October 1, 2014. Motion, Buckhalter-Honore Decl. at 2.

Esir1 filed delaying amendments on August 8 and 9, 2013, and it filed a Form S-1/A on August 19, 2013 (Amendment No.1), and a Form S-1/A on October 4, 2013 (Amendment No. 2). Amendment No.1 included the same independent report by AdviseLLP included in the original Form S-1. Amendment No. 1 at 18. Amendment No. 2 included a report dated August 19, 2013, and purportedly signed by Grant Thornton in which Grant Thornton represents that it audited Esir1's balance sheets as of July 31, 2011, 2012, and 2013, and the statements of operations and cash flows for those same years. Amendment No. 2 at 18.

Kendra S. Decker (Decker), a Grant Thornton partner in the SEC Regulatory Matters group, provided conclusive, undisputed testimony that Esir1's representation in its Amendment No. 2 is false, and that Grant Thornton did not audit Esir1's financials or provide an audit report for Esir1. Decker Decl. Esir1 is not listed in Grant Thornton's customer database; and various Grant Thornton partners in its Los Angeles, California office, which covers the Southern California region where Esir1 is located, who would have been aware of an Esir1 audit, had no knowledge of an audit of Esir1 or of Esir1 being a Grant Thornton client. *Id.* at 2. Decker noted that the audit was not prepared in Grant Thornton's standard audit report format, there was no consent filed with the filing, and the "Experts" section of Amendment No. 2 identified another accounting firm and did not mention Grant Thornton. *Id.*

Conclusions of Law

Section 8(d) of the Securities Act states:

> If it appears to the Commission at any time that the registration statement includes any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, the Commission may, after notice by personal service or the sending of confirmed telegraphic notice, and after opportunity for hearing (at a time fixed by the Commission) within fifteen days after such notice by personal service or the sending of such telegraphic notice, issue a stop order suspending the effectiveness of the registration statement.

15 U.S.C. § 77h(d).

I find that the purported Grant Thornton audit report in Esir1's Amendment No. 2 constitutes an untrue statement of a material fact. A fact is material if an investor would consider it significant in making an investment decision. *See Petrofab Int'l, Inc.*, Securities Act Release No. 6769, 1988 SEC LEXIS 782, at *16 (Apr. 20, 1988) ("Information in a registration statement is material when there is a substantial likelihood that a reasonable investor would attach importance to it in determining whether to purchase the security in question." (citing *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976))). Investors would consider the fact that Esir1 included a falsified independent audit report in its registration statement important because it casts doubt on the integrity of Esir1's management and the reliability of Esir1's financial statements.

Order

Pursuant to Section 8(d) of the Securities Act of 1933, I ORDER that the effectiveness of the registration statement filed by Esri1, Inc., be, and hereby is, suspended.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occurs, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge